EXHIBIT 14.1

Vangent Code Of Ethics

Effective Date 01/10/08

1.0                     PURPOSE

This Code of Ethics establishes standards of business conduct for our employees. Our Code of Ethics is based on the principles adopted by Vangent management.

2.0                     SCOPE

This Code of Ethics applies to all employees of Vangent, Inc.

3.0                     DEFINITIONS

The term “Vangent employee” where used herein, refers to all Vangent business unit employees including international business units.

4.0                     POLICY

A.                                   A fundamental rule for Vangent is that its business affairs must be conducted in a manner designed to protect and enhance the long-term reputation of the business. As a general rule, you can achieve this goal by always acting with fairness, integrity, civility, and by always staying clearly within the framework of the law.

B.                                     Violations and actions that fall short or appear to fall short of this Code of Ethics can damage Vangent’s reputation and such actions could subject Vangent to civil or criminal liability. Employees violating these or any other policies of Vangent are subject to disciplinary action, up to and including termination of employment.  Vangent employees must adhere to applicable laws and regulations every time they do business.

5.0                     RESPONSIBILITIES

5.1                     Management Responsibilities:  The Vangent Leadership Team will:

1.               Periodically meet to review the Code of Ethics and regularly review Vangent business practices, procedures, policies, and internal controls for compliance with standards of conduct and the special requirements of U.S. Government acquisition process, where applicable.

2.               Annually require Vangent employees and agency personnel to acknowledge that they have read and agree to comply with this Code of Ethics.

3.               Communicate to all Vangent employees that influence to violate this policy is prohibited. No one may require or influence another employee to violate the Code of Ethics or retaliate against any employee for good faith reporting of suspected violations of this Code of Ethics. Any attempt to do so may result in immediate disciplinary action, up to and including termination of employment.

5.2                     Employee Responsibilities:

1.               It is the responsibility of every Vangent employee to uphold these standards and discharge their duties in accordance with Vangent policies and procedures. Vangent employees must adhere to applicable laws and regulations everywhere we do business. Aspects of some of those laws are included as part of this Code of Ethics.

6.0                     PROCEDURES

6.1                     Reporting Violations of this Code of Ethics.

If you believe this Code of Ethics is being violated by any Vangent employee, or by any Vangent customer or vendor in the course of doing business with or on behalf of Vangent:

1.               You are obligated to report behavior inconsistent with this Code of Ethics to your local management (see item #5 of this section) or the Vangent Ethics Hotline toll free (800) 342-8261. When you call the Hotline number you can remain anonymous, but if you want to leave your name and details that may be helpful. It is your choice.

2.               All calls to the Ethics Hotline will be investigated by the Ethics Committee using any required internal or external resources. These investigations will be kept confidential to the extent possible and the results may be reported to the operating company board and or the appropriate senior management.

3.               The Ethics Committee is chartered, among other duties, to manage all ethics conduct issues reported. The Ethics Committee will conduct investigations to expedite resolution. The Ethics Committee members are: Sr. VP HR, Sr. VP CFO, Sr. VP and General Counsel, Director of Regulatory Compliance, and one representative at large to be selected from a pool of candidates by the Ethics Committee. The selected candidate shall serve on the Ethics Committee for a term of one year and may be extended at the discretion of the Ethics Committee.

4.               Appropriate management will take whatever actions are warranted to prevent or stop business practices or behaviors that are inconsistent with this Code of Ethics.

5.               No action will be taken against any employee for reporting actual or suspected wrongdoing. Opportunities for promotion, pay increases or any of the other benefits that the company provides will not be restricted in any way because of a report of an actual or potential breach. With this pledge comes responsibility. It is a serious matter to accuse someone of unethical conduct.  Therefore, care and good judgment should be used when reporting suspected wrongdoing. This right and obligation may not be used for personal gain or undertaken without good evidence of wrongdoing.

6.               Questions about the Vangent Code of Ethics: No Code of Ethics can address every ethical question. If there is anything about any of these principles you don’t understand, if you can’t figure out how to apply them, or if you just want further guidance, ask one of the following people for help: your immediate Manager, your local HR representative, or contact the Vangent Director of Regulatory Compliance at (703) 284-5801 or email gustavo.rivas@vangent.com.

7.               External Investigations and audits must be reported to the Director of Regulatory Compliance immediately. In the event that a government investigative agency requests access, in any form, to Vangent facilities, employees, records, or any other Vangent information for purposes of conducting and executing an investigation under a duly issued mandate, employees are required to immediately contact the Director of Regulatory Compliance or the Sr. V. P. and General Counsel and follow instructions provided. It is the policy of Vangent to fully cooperate with government investigations.

6.2                     Training

1.               All Vangent employees will participate in Code of Ethics training within one year of the Code of Ethics approval by the Vangent Leadership Team. Thereafter, every new Vangent employee will be trained during the hiring process or within a reasonable time after being hired. Agency employees will be afforded similar training when they start their assignment at Vangent or soon there after.

6.3                     Choosing Vangent Employees and Vendors

1.               Vangent chooses the best candidate for employment without regard for race, color, religion, national origin, age, sex, disability, or veteran status.  Vangent applies that same standard when choosing partners and with anyone else we conduct business. Additionally, Vangent will not hire or conduct any business transaction with person or vendors under excluded, debarred, or other similar status.

2.               Vangent has specific policies pertaining to hiring current or former government employees (including members of the military). Please read and follow Policy #36, Current and Former government-Employee Applicants, before interviewing current or former federal government employees.

6.4                     Treatment of Employees:

1.               Vangent is committed to a policy of equal opportunity and treatment for all employees and prospective employees.  Vangent will recruit, select, train, promote, compensate, transfer, discipline and release employees, will take any and all other personnel actions without regard to race, color, religion, national origin, age, sex, disability, or veteran status, and will take affirmative action as necessary, to achieve these objectives. Vangent will vigorously maintain a working environment free from harassment or discrimination due to race, color, religion, national origin, age, sex, disability, or veteran status or any other protected class under relevant federal, state and local laws. All employees are expected to treat their colleagues, subordinates, customers and suppliers with respect and dignity, and in a professional manner so as not to offend or create a hostile environment for others.  Harassment, related to race, color, religion, national origin, age, sex, disability or veteran status, will not be tolerated.

6.5                     Accuracy of Records

1.               Vangent employees must scrupulously maintain books and records, to fairly reflect business transactions as they occur, and must follow all our control and financial policies. No employee should ever create false or misleading documents or records. In reporting or approving time worked or expenses, an employee is certifying the report is accurate to the best of his or her knowledge.

6.6                     Use and Protection of Vangent Intellectual Property and Proprietary

1.               Trade Secrets: Vangent employees may not disclose trade secrets outside of Vangent unless absolutely necessary, and then only if they are clearly protected by a non-disclosure agreement. A trade secret is any information that, due to its secrecy, might give Vangent a competitive advantage. When in doubt, contact the V.P of Contracts at (703) 284-5646 or the Sr. V.P. and General Counsel at (703) 284-5851.

2.               Trademarks: Vangent utilizes certain trademarks. Prior to using any new names for Vangent products or services, the name must be cleared by the legal department. Vangent employees may not use other parties’ trademarks in association with Vangent products or services unless Vangent has obtained a clear right to do so from the trademark owner.

3.               Copyrights: Vangent creates and owns rights in certain information, products, printed and electronic content, software, and other content that are protected by copyright laws.  Such materials must be marked with an appropriate copyright notice, and, if being provided to others for use, must be provided only pursuant to a proper licensing agreement. Inform the V.P. of Contracts or the Sr. V.P. General Counsel if you believe that any of Vangent’ rights or its clients are being infringed upon by others.

4.               Patents: Vangent may develop unique and valuable designs, processes, business methods, or systems. If so, consult with the Legal department to determine whether patent protection is warranted. Before granting another party the right to use any patent-protected Vangent designs, processes, business methods, or systems, consult with the legal department to ensure that proper licensing agreements are in place.

5.               Vangent Proprietary Data: Vangent employees, agency employees and vendors supporting

6.               Vangent and anyone else that we do business with are prohibited from disclosing proprietary data without proper prior authorization. Proprietary data includes, but is not limited to, business plans, financial information, employee records, marketing plans, bids and proposals, contract information, organization plans, company data bases, and the like. Access, use, and distribution of proprietary data are limited to the intended purpose under which it has been authorized.

7.               Use of Company Property -Vangent property (hardware, software, equipment, supplies, and facilities) may only be used for conducting business or for purposes authorized by management.  Customer, U.S. Government, or supplier provided property must be used for purposes specified in the relevant contract, agreement, or by U.S. Government regulation.

6.7                     Use and Protection of Others Intellectual Property and Proprietary Information

1.               We respect all patents, trademarks, copyrights, and proprietary information or trade secrets, as well as the confidentiality of anyone with whom we do business.

2.               Commensurate with the professional office business environment, employees may use office communication tools such as telephone, fax, internet, PDA, and the like for personal matters in accordance with Vangent policies. Discretion and reasonable use is stressed to ensure minimal interruption to the work environment. Employees are reminded that all communications are property of Vangent and subject to review at anytime. Violation of this policy is subject to disciplinary action in accordance with Vangent policies.

6.8                     Protection of Information

1.               Protections of Data-All employees are responsible for the protection and confidentiality of his or her computer passwords, IDs and other system and network access information. Also, all employees must protect client or vendor personal information under that employee’s control, and may not provide such information except as specifically authorized by law or contract.

2.               Others’ Confidential Information-While Vangent is concerned with maintaining its competitive edge in the industry; only authorized Vangent employees should conduct market intelligence with respect to other companies, and only by legal means.

a.               In addition, Vangent will not hire an employee to obtain confidential information known by that person or urge personnel or customers of our competitors to disclose confidential information. Furthermore, an employee may have access to confidential information about Vangent’ customers, suppliers, or competitors that may have been provided to Vangent pursuant to a Non-Disclosure Agreement. Such information should be disclosed only with proper authorization, and only to those Vangent employees who have a business need to know.

3.               Customer Proprietary Data-Vangent employees must carefully maintain customer proprietary information, and may not disclose the information to people inside or outside the company unless it is necessary and Vangent is authorized to do so by the client.  When there are no specific contract requirements, Vangent employees should protect customer information with the same care as they would give to comparable Vangent proprietary data.

4.               Vangent employees will respect all patents, trademarks, copyrights, proprietary information and trade secrets that they may be privy to as a result of their employment.

6.9                     Political Activities/Contributions

1.               Vangent respects the right of employees to be involved in political activities and make political contributions. Except as authorized by appropriate management, such activity, however, must not take place on company time or property nor involve the Vangent name or resources. Laws in most countries prohibit Vangent from contributing to political candidates, political parties, or party officials.

6.10              Gifts, Gratuities and Entertainment

1.               Vangent does not seek to gain any advantage through improper use of business courtesies or other inducements. Except as permitted by policy, Vangent employees and members of their immediate families may not accept any compensation, advance, loans, gifts, entertainment or other favors of any kind from an actual or prospective client or supplier of Vangent. Employees may not offer or accept money under any circumstances. Employees also may not solicit non-monetary gifts, gratuities, entertainment or any other personal benefit or favor of any kind from Vangent’ suppliers or clients.

2.               Gifts are defined as items and/or services of value given to a person, provided, however, that “gifts” do not include any of the following”: (i) normal business entertainment items, such as meals and beverages, (ii) items of minimal or nominal value, given in connection with sales campaigns and promotions, (iii) employee service, safety or retirement awards, (iv) contributions or donations to recognized charitable and non-profit organizations.

6.11              Conflicts of Interest

1.               A conflict of interest exists when a Vangent employee has interests that cause (or appear to cause) the employee to have divided loyalties when making decisions or carrying out tasks on behalf of Vangent. Vangent employees must not put themselves in a situation where there is even the appearance of a conflict of interest.  A Vangent employee must notify his or her supervisor if the employee is aware that the employee (or close family member) has a significant financial interest in any company supplying (or proposing to supply) goods or services to Vangent. The following is a partial list of activities which are prohibited because they cause an actual or potential conflict of interest:

a.               A Vangent employee, or a member of the employee’s immediate family, benefits personally from any Vangent purchase of goods or services.

b.              A Vangent employee receives any compensation or benefit from outsiders for services, actions, decisions, or time for which they are being paid by Vangent.

c.               A Vangent employee works or consults for a competitor or engages in activity that is competitive with Vangent business interests (including working for a Vangent vendor.)

d.              A Vangent employee uses Vangent customer lists or contacts to market their own or third-party goods and services (whether or not competing with Vangent products or services.)

e.               Holding personal investments (other than small amounts of stock in publicly held companies), in companies that compete with Vangent unless we have disclosed this interest to the Board and or management and they have approved it.

6.12              Communications

6.12.1              Communications with Employees, Customers, and Vendors-

1.               Vangent and its employees will communicate honestly with colleagues, suppliers, customers and shareholders.

2.               Relations with Community and Media-

a.               Employees may not discuss any Vangent matters with the media. All media inquiries must be directed to the Vangent VP of Communications at (703) 284-5674. Also notify your supervisor that an inquiry has occurred.

3.               Endorsements, Testimonials, and References-

a.               Without specific prior approval of the V.P. of Contracts, Vangent   employees may not provide Vangent customers, suppliers, vendors (or others) with endorsements, testimonials or past performance references.

4.               Lobbying-

b.              Except when specifically authorized by the Vangent Director of Government Relations or the Sr. V.P. and General Counsel, no Vangent employee may contact any government personnel for the purpose of influencing legislation or executive branch rule making. If an employee has contact with a public official outside of ordinary work duties, such employee should make it clear that he or she is not representing Vangent if there is any chance of doubt or confusion.

6.13              Contracting

1.               Proposal Presentation-Vangent should always portray its products, services, and capabilities truthfully and never misrepresent the goods, services, or capabilities of competitors.

2.               Restrictive Trade/Boycotts-Employees must report to the Contracts department any request to participate in any activity that could have the effect of promoting a boycott or restrictive trade practice fostered by a foreign country against customers or suppliers located in another country.

3.               U.S. Government Contracting-In addition to other sections of this Code of Ethics, employees should be aware that detailed laws and regulations govern every aspect of contracting with the U.S. government.

4.               Procurement Integrity-During U.S. government procurement, Vangent employees and contractors must not solicit, obtain, or disclose bid and proposal information or proprietary or source selection information. Vangent employees must take care not to disclose Vangent bid and proposal information to any competitor during procurement.  In the event the employee inadvertently receives information about source selection information or a competitor’s proposal information, the employee must:

a.               Must immediately notify only the V.P of Contracts, and

b.              Must not disseminate or allow the information to be disclosed any further including the immediate supervisor, except as instructed by the V.P. of Contracts.

5.               Conflicts of Interest Specific to U.S. Government Contracts -Vangent employees shall avoid taking actions that could create an actual or potential conflict of interest with respect to procurements in which Vangent desires to compete. FAR 9.5, Organization and Consultant Conflict of Interest, provides the conditions and examples of situations which give rise to conflict of interest.  Any questions regarding potentially prohibited activity should be provided to the Contracts department.

6.               Truth in Negotiations Act (TINA) -In addition to the requirements stated above, Vangent employees responsible for negotiation of U.S. government contracts (including negotiations for modifications of existing U.S. government contracts) must ensure compliance with the Truth in Negotiations Act (TINA), where the act is applicable.  To comply with TINA, the employee will:

a.               Provide the government with all facts a prudent buyer or seller would reasonably expect to affect price negotiations significantly, and

b.              Ensure that all cost and pricing statements, communications and representations of fact to customer representatives are complete, current, accurate and truthful.

For more details see policy Vangent CA 1.02, Truth in Negotiations Act Compliance.

7.               Non-U.S. Citizen Access to Government or Personal Information -In the performance of certain U.S. government contracts, Vangent may receive, store, or have access to personal information of U.S. government employees, U.S. citizens, or others. U.S. government contracts may prohibit access, by non-U.S. citizens, to any systems on which such information is accessible. Therefore, prior to hiring/assigning employees or agency employees or entering into agreements with contractors to work on these contracts, consult with the Vangent Contracts department to determine employment limitations.

8.               Reporting of Violations

If warranted, an appropriate member of Vangent management will:

a.               Report to appropriate U.S. government officials any suspected or possible violation of law in connection with U.S. government contracts or any other irregularities in connection with such contracts;

b.              Fully cooperate with any government agencies responsible for either investigation or corrective actions.

9.               International Contracting -Some U.S. laws have unique applicability to Vangent’ international business efforts. Therefore, Vangent employees are instructed to and must observe this Code of Ethics no matter where they are doing business, even if doing so has the potential to lose business, or results in losing business.

10.         Foreign Corrupt Practices Act (FCPA) – P.L. 105-366

a.               Prohibitions - The FCPA prohibits United States companies or its officers, directors, employees or agents from making improper offers, gifts, promise to give, or authorization of the giving of anything of value to foreign government officials, politicians, political parties, any candidate for political office, or any person for the purpose of:

1).           Influencing any act or decision in official capacity,

2).           Inducing to do or omit to do any act in violation of lawful duty,

3).           Inducing the use or influence with a foreign government to affect or influence any act or decision of such government,

4).           Securing any improper advantage

5).           Assisting in obtaining or retaining business for or with, or directing business to, any person.

b.              Exceptions - The FCPA provides for facilitating payments for routine governmental action. Examples: obtaining permits, licenses, or other official documents; processing governmental papers, such as visas and work orders; providing police protection, mail pick-up and delivery; providing phone service, power and water supply, loading and unloading cargo, or protection of perishable products, scheduling inspections associated with contract performance or transit of goods across country. Employees should consult with Vangent legal department before making any type of facilitating payment.

c.               Record Keeping - The FCPA also requires that companies keep accurate records of transactions and transfers of assets, whether domestic or international. Vangent employees must, at all times, strictly comply with the accounting standards of the FCPA and Vangent internal accounting controls and disclosed practices. See section 6.5 of this policy.

11.         Export Control Laws

a.               Vangent is subject to laws and regulations that restrict export of certain tangible items, knowledge, or services to certain countries, or to citizens of those countries (whether or not the person is in that country at the time.) To export items or knowledge into those countries, or provide those services to nationals of such countries, Vangent must first obtain government permission in the form of a license or written approval. Consult with the legal department before engaging in new business ventures outside the United States, or when services might be provided to foreign nationals where such service might allow that person to transfer some knowledge or other valuable asset beyond the U.S. border.

Any questions under this Section 6 should be directed to the Sr. V.P. and General Counsel at (703) 284-5851.

7.0                     ADDITIONAL POLICIES AND GUIDELINES

In addition to this Code of Ethics, Vangent has other policies and guidelines applicable to employee conduct. Please see the following sites on the Vangent Intranet:

1. Vangent Information Portal (VIP)

2. Important: Please read this Code carefully and, if you have questions about this policy at any time, contact the Vangent Director of Regulatory Compliance at (703) 284-5801.

8.0                     REVISION HISTORY

Revision	Date	Description	Issued By:	Approved By:
000	4/6/2006	Initial Release	C. Bailey	M. Curtis
001	1/10/08	Revised and updated to Vangent	K. Boyle	M. Curtis